Mail Stop 3561

September 7, 2006

Chad S. Parson
Structured Obligations Corporation
270 Park Avenue
New York, New York 10017

Re: **Structured Obligations Corporation**
        Amendment No. 1 to Registration Statement on Form S-3
        Filed August 14, 2006
        File No. 333-134429

Dear Mr. Parson:

       We have reviewed your responses to the comment in our letter dated June 21, 2006 and have the following additional comments.

Registration Statement on Form S-3

General

1. We note your response to prior comment 5 and re-issue the comment. Please replace the terms "the trust" and "the trust fund" with the term "issuing entity" where applicable. For example, you continue to refer to "the trust" on the cover pages of your prospectuses.

2. We note that certain certificates issued by the issuing entity may be based on, among other things, one or more market indices or the interest and or other payments paid, accrued or available with respect to a designated asset. Please explain how this is consistent with Rule 3a-7 under the Investment Company Act of 1940 ("1940 Act"). In so doing, please explain whether such trust certificates would be fixed income securities or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets. Also, to the extent that the issuing entity invests in financial instruments that provide for such returns, please explain whether such investments meet the definition of "eligible asset" under the rule.

3. Please confirm that the minimum requirements for redemption that are disclosed on pages S-33 to S-35 of the prospectus supplement are the same as those that are required for all issuing entities formed for the issuance of securities pursuant to the registration statement. If so, please provide this information in the base prospectus. Alternatively, please explain how the optional exchange as described would be consistent with Rule 3a-7 under the 1940 Act, including the requirement that the issuer not issue redeemable securities. Please note that the Division of Investment Management considers a number of factors to be important in determining whether a security is redeemable. See, e.g., Brown & Wood (pub. avail. Feb. 24, 1994).

4. Please explain whether the holders of a call right or warrant would meet the definition of "qualified institutional buyer" as defined in Rule 144 of the Securities Act of 1933.

5. Please confirm that the issuance of call rights and warrants entitling holders thereof to call the Certificates for redemption or purchase of the Deposited Assets would be limited to issuing entities that contain only one single type of underlying security issued by a single issuer.

6. Please explain how the tender right, which would allow Certificateholders to tender their Certificates to a designated entity in exchange for either the notional amount or the principal balance of a Certificate, is consistent with Rule 3a-7 under the 1940 Act. In so doing, please explain whether such right makes a Certificate a "redeemable security" as that term is defined in Section 2(a)(32) of the 1940 Act.

Prospectus Supplement #1

7. We are unable to locate your revisions in response to prior comment 12. Please provide bracketed placeholders indicating that you will identify the issuing entity on the cover page of the prospectus supplement.

<u>Cover</u>

8. We note the sixth bullet on the cover page. Please expand the placeholder to identify each form of credit enhancement that may be used in connection with this prospectus supplement.

9. We re-issue prior comment 15, in part. Please identify the distribution frequency for the certificates.

10. We re-issue prior comment 16. Revise the cover page to reflect the language set forth in Item 1102(d) of Regulation AB. Accordingly, your disclosure should

state that the obligations belong to "the issuing entity," not "the trust."
Additionally, while we note the revisions you have made on page 1 of the
summary, you should use the terminology set forth in Regulation AB throughout
the document instead of using other defined terms. Revise throughout.

Removal or Substitution of Underlying Securities, page S-8

11. We note the disclosure you have added in response to prior comment 18 but could
    not locate disclosure in the base prospectus regarding your ability to add
    underlying securities to a pool of assets after certificates have been issued. Please
    revise accordingly.

12. As a follow-up to the comment above, your response to prior comment 31
    indicates that you contemplate using a master trust structure. Accordingly, please
    revise the disclosure in your prospectus supplement and base prospectus to
    indicate that the trust may be a master trust or advise.

13. Please also confirm that the master trusts will be structured within the limitations
    of Item 1101(c)(3)(i) of Regulation AB. Refer to Section III.A.2.f of SEC
    Release No. 33-8518.

14. Furthermore, if you plan to utilize a master trust structure, please revise your
    disclosure here and in the base prospectus to reflect that securities held by both
    the existing and additional Certificateholders will be backed by the expanded
    asset pool.

15. Finally, if you plan to use a master trust structure, please confirm that you are
    aware of and will comply with your reporting responsibilities under the Exchange
    Act. In particular, please confirm your understanding that subsequent issuances
    from the same issuing entity may renew your Exchange Act reporting
    requirements if they have been previously suspended.

Sponsor and Depositor, page S-15

16. We note your response to prior comment 27. However, we believe that a mere
    placeholder is not sufficient in this instance. Therefore, we re-issue the prior
    comment. Please provide the disclosure, or form of disclosure, required by 1104
    and 1106 of Regulation AB.

Other Credit Support, page 27

17. This disclosure appears to belong in the base prospectus. Please revise
    accordingly and ensure that your "Other Deposited Assets" section is either
    removed or revised to similarly limit the use of derivatives to those described in
    this section.

<u>Base Prospectus</u>

<u>Index of Terms, page 54</u>

> 18. We note your responses to comments 35 and 39. Please revise the registration statement to define the terms "extendable securities" and "designated securities."

<center>*   *   *</center>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3454 with any other questions.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (212) 506-5151
        Al B. Sawyers (Orrick)